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                               May 11, 2022

       Michael J. Alkire
       President and Chief Executive Officer
       Premier, Inc.
       13034 Ballantyne Corporate Place
       Charlotte, NC 28277

                                                        Re: Premier, Inc.
                                                            File No. 001-36092
                                                            Form 10-K for the
Year Ended June 30, 2021
                                                            Filed August 17,
2021

       Dear Mr. Alkire:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended June 30, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations for the Years Ended June 30, 2021 and 2020 Certain Non-GAAP Financial Data, page 69

   1. We note you have included the line item "Other expense, net" in the reconciliations for
                                                        Adjusted EBITDA from
Net Income from Continuing Operations, Adjusted EBITDA
                                                        from Income before
Income Taxes, and Non-GAAP Adjusted Net Income from Net
                                                        Income Attributable to
Stockholders, but the amounts attributable to this line item differ between
reconciliations. Please tell us what is included in this line item in each of these reconciliations and why
you have used the same name for an amount that apparently
                                                        represents different
items.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Michael J. Alkire
Premier, Inc.
May 11, 2022
Page 2

absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameMichael J. Alkire                   Sincerely,
Comapany NamePremier, Inc.
                                                      Division of Corporation
Finance
May 11, 2022 Page 2                                   Office of Trade &
Services
FirstName LastName